UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Unifi, Inc.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)

904677200
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(b) ☐ Rule 13d-1(c) ☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904677200	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Impala Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 155,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 155,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .86%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 904677200	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Impala Asset Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 155,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 155,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .86%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 904677200	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Impala Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 904677200	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Waterbuck Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 904677200	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Robert J. Bishop
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,242
	6	SHARED VOTING POWER 155,000
	7	SOLE DISPOSITIVE POWER 31,242
	8	SHARED DISPOSITIVE POWER 155,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,242
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.03%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 904677200	Page 7 of 12 Pages

Item 1.
(a)	Name of Issuer: Unifi, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 7201 West Friendly Avenue, Greensboro, NC 27410.

Item 2.
(a)	Name of Persons Filing: This schedule 13G is jointly filed by Impala Asset Management, Impala Asset Advisors, Impala Master Fund, Waterbuck Master Fund and Robert J. Bishop

(b)	Address of Principal Business Office: The principal business address for each Filer is: 324 Royal Palm Way, 3rd Fl. Palm Beach, FL 33480 United States

(c)	Citizenship: Please refer to Item 4 on each cover sheet for each Reporting Person

(d)	Title of Class of Securities: Common Stock, $0.10 per share (“Common Stock”)

(e)	CUSIP No.: 904677200

CUSIP No. 904677200	Page 8 of 12 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 904677200	Page 9 of 12 Pages

Item 4.	Ownership
(a) Amount Beneficially Owned

The Reporting Persons own an aggregate of 186,242

(b) Percent of Class

The number of shares of Common Stock beneficially owned by Impala Asset Management and Impala Asset Advisors represents .86% of the Issuer’s outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned by Impala Master Fund represents 0.00% of the Issuer’s outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned by Waterbuck Master Fund represents 0.00% of the Issuer’s outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned by Robert J. Bishop represents 1.03% of the Issuer’s outstanding shares of Common Stock. All percentages are based on 18,035,684 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022

(c) Number of shares as to which such person has:

      (i) Sole power to vote or to direct the vote

Mr. Robert J. Bishop has sole power to vote or to direct the vote of the 31,242 shares of Common Stock he beneficially owns.

      (ii) Shared power to vote or to direct the vote:

Impala Asset Management, Impala Asset Advisors and Mr. Robert J. Bishop have shared power to vote or to direct the vote of 155,000 shares of Common Stock they beneficially own. Impala Master Fund has shared power to vote or to direct the vote of the 0 shares of Common Stock it beneficially owns. Waterbuck Master Fund has shared power to vote or to direct the vote of the 0 shares of Common Stock it beneficially owns.

      (iii) Sole power to dispose or to direct the disposition of:

Mr. Robert J. Bishop has sole power to dispose or to direct the disposition of the 31,242 shares of Common Stock he beneficially owns.

      (iv) Shared power to dispose or to direct the disposition of:

Impala Asset Management, Impala Asset Advisors and Mr. Robert J. Bishop has shared power to dispose or to direct the disposition of 155,000 shares of Common Stock they beneficially own. Impala Master Fund has shared power to dispose or to direct the disposition of the 0 shares of Common Stock it beneficially owns. Waterbuck Master Fund has shared power to dispose or to direct the disposition of the 0 shares of Common Stock it beneficially owns.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     [X]

CUSIP No. 904677200	Page 10 of 12 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Joint Filing Agreement, dated January 11, 2023 among the Reporting Persons

CUSIP No. 904677200	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2023

Impala Asset Management LLC

By:	/s/ Thomas Sullivan
Thomas Sullivan
Chief Financial Officer

Impala Asset Advisors LLC

By:	/s/ Thomas Sullivan
Thomas Sullivan
Chief Financial Officer

Impala Master Fund Ltd.

By:	/s/ Thomas Sullivan
Thomas Sullivan
Chief Financial Officer

Waterbuck Master Fund Ltd.

By:	/s/ Thomas Sullivan
Thomas Sullivan
Chief Financial Officer

By:	/s/ Robert J. Bishop
Robert J. Bishop

CUSIP No. 904677200	Page 12 of 12 Pages

Exhibit I	JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that the Statement on Schedule 13G with respect to the common stock of Unifi, Inc., $0.10 par value per share, is, and any amendments thereto executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 11, 2023

Impala Asset Management LLC

By:	/s/ Thomas Sullivan
Thomas Sullivan
Chief Financial Officer

Impala Asset Advisors LLC

By:	/s/ Thomas Sullivan
Thomas Sullivan
Chief Financial Officer

Impala Master Fund Ltd.

By:	/s/ Thomas Sullivan
Thomas Sullivan
Chief Financial Officer

Waterbuck Master Fund Ltd.

By:	/s/ Thomas Sullivan
Thomas Sullivan
Chief Financial Officer

By:	/s/ Robert J. Bishop
Robert J. Bishop